4-26-02

02027484

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2002
(April 26, 2002)

NDS Group plc
(Name of Registrant)

One London Road, Staines
Middlesex TW18 4EX, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes_____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

H&H NY-551 #414433 v.1

Exhibit index begins on page 4

Annexed hereto as Exhibit A is a press release of NDS Group plc ("NDS"), dated April 26, 2002, announcing the resignation of Arthur Andersen and the appointment of Ernst & Young as NDS's independent auditors for the year ending June 30, 2002.

H&H NY-551 #414433 v.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDS GROUP PLC

Date: April 26, 2002

By:

Richard Medlock
Chief Financial Officer

EXHIBIT INDEX

Exhibit		Page No. in Sequential Numbering System
A.	Press Release of NDS Group plc, dated April 26, 2002.	5

H&H NY-551 #414433 v.1

Exhibit A

NDS
WORLD LEADER · WORLD VISION

NDS GROUP plc APPOINTS ERNST & YOUNG AS AUDITOR

London, UK – April 26, 2002: NDS Group plc today announced that Arthur Andersen resigned as its independent auditors with the approval of NDS's Board of Directors and Audit Committee. The Company also announced the appointment of Ernst & Young as its independent auditors for the year ending June 30, 2002.

The appointment of Ernst & Young was made after careful consideration by the Audit Committee, the Board of Directors and management of the Company, and concludes a thorough evaluation process. The resignation by Arthur Andersen with the approval of the Company was not the result of any disagreement between the Company and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. During its tenure as the Company's independent auditors, Arthur Andersen has provided many years of quality service and has demonstrated a high level of professionalism. In accordance with UK law, Arthur Andersen has confirmed to the Directors that there are no circumstances which they consider should be brought to the attention of the members or the creditors of the Company.

About NDS
NDS Group plc (NASDAQ/NASDAQ Europe:NNDS) is committed to digital choice, providing open conditional access software and interactive systems for the secure delivery of entertainment and information to television set-top boxes and personal computers. The Company also develops secure datacasting solutions for the distribution of data and multimedia. See www.nds.com for more information.

Cautionary Statement Concerning Forward-Looking Statements

The statements contained in this release which are not historical facts may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the plans, projections or future performance of NDS, which involve certain risks and uncertainties, including risk of market acceptance, the effect of economic conditions, possible regulatory changes, technological developments, the impact of competitive pricing and the ability of NDS and its commercial partners to develop systems and solutions which meet the needs of the broadcasting industry in a timely and cost-efficient manner, as well as certain other risks and uncertainties which are detailed in NDS' filings with the SEC. Company or product names have been used for identification purposes only and may be the trademarks or registered trademarks of their respective companies.

For further information:

Margot Field
Head of Public Relations
NDS Group plc
Direct: +44 (0)208 476 8158
Mobile: +44 (0)788 191 8158
mfield@ndsuk.com

UK:
Giles Morgan
Golin Harris
+ 44 (0)207 898 3467
Mobile: +44 (0)7711 069 661
gmorgan@golinharris.com

USA:
Mark Rozeen/Chani Garb
Golin Harris
+1 212 309 0658/212 309 0627
mrozeen@golinharris.com/
cgarb@golinharris.com